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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        FOR THE TRANSITION PERIOD FROM      TO


                         COMMISSION FILE NUMBER 1-13232




                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                             401(k) RETIREMENT PLAN
                            (FULL TITLE OF THE PLAN)


                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                2000 COLORADO BOULEVARD, TOWER TWO, SUITE 2-1000
                             DENVER, COLORADO 80222

               (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO
           THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)




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                       Financial Statements and Schedules

                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

       December 31, 1999 and 1998 and for the year ended December 31, 1999




                                    CONTENTS


Report of Independent Public Accountants........................................3


Audited Financial Statements....................................................4

Statements of Net Assets Available for Benefits.................................4
Statements of Changes in Net Assets Available for Benefits......................5
Notes to Financial Statements...................................................6


Schedule

Schedule of Assets Held for Investment Purposes at End of Year..................10


Consent of Independent Auditors.................................................11
Signatures......................................................................12



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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Pension Plan Committee
Apartment Investment and Management Company
401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company (formerly National Corporation for Housing Partnerships Amended and Restated) 401(k) Retirement Plan (Plan) as of December 31, 1999 and 1998 and for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

Indianapolis, Indiana
June 9, 2000




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                   Apartment Investment and Management Company
  (Formerly National Corporation for Housing Partnerships Amended and Restated)
                             401(k) Retirement Plan

                 Statements of Net Assets Available for Benefits



                                                               DECEMBER 31
                                                         1999                1998
                                                     ------------        ------------
ASSETS:
Investments, at fair value                           $ 75,592,284        $ 63,161,061

Contributions receivable:
     Employee contribution receivable                      99,711             319,439
     Employer contribution receivable                      54,114             123,339
                                                     ------------        ------------
                                                          153,825             442,778
                                                     ------------        ------------
Total assets                                           75,746,109          63,603,839

LIABILITY:
Participant refunds payable                               168,656                  --
                                                     ------------        ------------
Net assets available for benefits                    $ 75,577,453        $ 63,603,839
                                                     ============        ============


See accompanying notes.




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                   Apartment Investment and Management Company
  (Formerly National Corporation for Housing Partnerships Amended and Restated)
                             401(k) Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

Additions:
Employee contributions                                                        $  6,879,982
Employer contributions                                                           2,608,747
Rollover contributions                                                             327,355
                                                                              ------------
                                                                                 9,816,084

Net appreciation in fair value of investments                                    6,404,054
Interest and dividend income                                                     5,258,178
                                                                              ------------

Total additions                                                                 21,478,316

Deductions
     Benefits Payments                                                           9,163,535
     Participant refunds                                                           168,656
     Administrative expenses                                                       172,511
                                                                              ------------

Total deductions                                                                 9,504,702

Net increase                                                                    11,973,614
Net assets available for benefits at the beginning of the year                  63,603,839
                                                                              ------------
Net assets available for benefits at the end of the year                      $ 75,577,453
                                                                              ============

See accompanying notes



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                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                          Notes to Financial Statements

                                December 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Apartment Investment and Management Company 401(k) Retirement Plan (the "Plan") are presented on the accrual basis of accounting.

INVESTMENTS

Investments other than participant loans are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 31, 1989, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated, effective January 1, 1999. The Plan administrator believes that the Plan, as amended and restated, continues to operate in compliance with the applicable requirements of the Code and, therefore, believes the Plan continues to be qualified and the related trust is tax exempt.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established for all eligible employees of the National Corporation for Housing Partnerships (NHP). As a result of the 1997 merger with AIMCO/NHP Acquisition Corp., NHP is now a wholly owned subsidiary of Apartment Investment and Management Company (AIMCO). Consequently, effective January 1, 1998, AIMCO assumed sponsorship of the Plan and the Plan was renamed Apartment Investment and Management Company 401(k) Retirement Plan.

Employees become eligible to participate when they have reached the age of 18 and have worked for the Company (AIMCO) for a six-month period. Participants may elect to contribute to the Plan from 1% to 20% of their compensation on a pretax basis, subject to certain statutory limitations. The Company, at its discretion, may match 50% of the participants' contribution, up to 6% of compensation deferral.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").



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Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and Plan earnings. The benefit to which a participant is entitled is the account balance at the time of distribution.

Participants are immediately vested in their voluntary contributions. The Company's matching contributions are fully vested after three years of service. Upon withdrawal, the nonvested portion of a participant's account will be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During 1999 and 1998, forfeited balances of terminated participants' nonvested accounts were $136,230 and $187,413, respectively.

Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant's account. Only one loan is permitted during any twelve month period.

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of their account.

3. INVESTMENTS

The Plan's investments are held in trust by Fidelity Management Trust, the trustee of the Plan. The Plan's investments in the various funds (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as presented in the following table.


                                                                   NET
                                                               APPRECIATION
                                                              (DEPRECIATION)
                                                              IN FAIR VALUE
                                                               DURING YEAR
                                                              --------------
Year ended December 31, 1999:
Fair value as determined by quoted market prices:
     Investments in mutual funds                               $  6,320,803
     Investments in common collective trust                         (19,950)
     Investments in common stocks                                   103,201
                                                               ------------
                                                               $  6,404,054




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                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                    Notes to Financial Statements (Continued)

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                                        DECEMBER 31
                                                                                  1999                1998
                                                                              ------------        ------------
Fair value determined by quoted market prices:

Fidelity Investment Mutual Funds:
     Magellan Fund                                                            $ 13,886,387        $ 10,881,058
     Growth Company Fund                                                         9,164,597           4,793,821
     Growth and Income Fund                                                     10,975,301          10,788,697
     Retirement Money Market Fund                                                7,456,344           7,437,050
     Asset Manager Fund                                                          6,625,164           6,258,780
     Equity Income II Fund                                                       5,856,453           6,074,394

Fidelity Management Trust Company common collective trust fund:
     Managed Income Portfolio Fund                                               9,404,195           9,332,464





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                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan











                                    SCHEDULE







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


                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                Schedule H, line 4i - Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                                                                 EIN: 52-1445137
                                                                Plan Number: 002



                                            DESCRIPTION OF INVESTMENT,
                                             INCLUDING MATURITY DATE,
    IDENTITY OF ISSUER, BORROWER,        RATE OF INTEREST, COLLATERAL, PAR             CURRENT
       LESSOR OR SIMILAR PARTY                   OR MATURITY VALUE                      VALUE
------------------------------------     ---------------------------------          -------------
Common Stock:
*AIMCO Stock                                             149,764.74 shares             $1,712,846
*Washington National Mortgage
   Company Stock                                           2,050.48 shares                 11,790
                                                                                    -------------
                                                                                        1,724,636
*Fidelity Management Trust Company
Mutual Funds:

   Magellan Fund                                         101,634.98 shares             13,886,387
   Growth Company Fund                                   108,714.08 shares              9,164,597
   Growth and Income Fund                                232,724.78 shares             10,975,301
   Intermediate Bond Fund                                267,277.58 shares              2,608,629
   Asset Manager Fund                                    360,455.06 shares              6,625,164
   Equity Income II Fund                                 213,973.44 shares              5,856,453
   Aggressive Growth Fund                                 61,350.45 shares              3,658,327
   Diversified International Fund                          7,536.51 shares                193,086
   Low Price Stock Fund                                   11,422.37 shares                258,602
   Spartan US Equity Index Fund                            8,376.71 shares                436,343
   Retirement Money Market Fund                        7,456,344.43 shares              7,456,344
                                                                                    -------------
                                                                                       61,119,233

Common Collective Trust:
Managed Income Portfolio Fund                          9,404,194.84 shares              9,404,195

Participant Loans                Interest rates range from 10% to 10.25%                3,344,220
                                                                                    -------------
                                                                                      $75,592,284
                                                                                    =============


*Indicates a party-in-interest to the Plan




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                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-57617) pertaining to the Apartment Investment and Management Company (formerly National Corporation for Housing Partnerships Amended and Restated) 401(k) Retirement Plan of our report dated June 9, 2000, with respect to the financial statements and schedules of the Apartment Investment and Management Company (formerly National Corporation for Housing Partnerships Amended and Restated) 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

                                               /s/ Ernst & Young LLP


Indianapolis, Indiana
June 22, 2000





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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 23, 2000
                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY
                                        401(k) RETIREMENT PLAN



                                        By:  /s/ MARI AKERS
                                            ------------------------------------
                                                 Mari Akers
                                                 Plan Administrator


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